

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2024

Douglas Moore
Chief Executive Officer
CleanCore Solutions, Inc.
5920 South 118th Circle, Suite 2
Omaha, NE 68137

>   **Re: CleanCore Solutions, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed March 8, 2024**
>   **File No. 333-274928**

Dear Douglas Moore:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1

Risk Factors

Our major customers account for a significant portion of our revenue and the loss of any major customer could have a material adverse effect, page 15

1.   We note your response to prior comment 1 and the revised disclosures. To provide additional context for the risks described in this risk factor, please revise to disclose the declines in your recent revenues due to the changes related to your larger customers for the six month period ended December 31, 2023. For example, you state elsewhere that one of your largest historical customers chose to manufacture their own units beginning at the start of fiscal year 2023, rather than purchasing your products.

Douglas Moore
CleanCore Solutions, Inc.
March 14, 2024
Page 2

   Please contact Jeanne Bennett at 202-551-3606 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Industrial Applications and Services

cc: Louis A. Bevilacqua, Esq.